May 12, 2025

Richard Manson
Chief Financial Officer
Olympic Steel Inc.
22901 Millcreek Blvd
Suite 650
Highland Hills, OH 44122

       Re: Olympic Steel Inc.
           Registration Statement on Form S-3
           Filed May 5, 2025
           File No. 333-286976
Dear Richard Manson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Nalbantian at 202-551-7470 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Michael Solecki